ClearBridge Energy MLP Opportunity Fund Inc. Announces
Refinancing
Contact Information:
Media:
Maria Rosati
(212) 805-6036
mrosati@leggmason.com
NEW YORK  February 11, 2013  ClearBridge Energy MLP
Opportunity Fund Inc. (the Fund) (NYSE: EMO) announced today it completed a private placement of $150 million of fixed-rate senior secured notes on February 7, 2013. Net proceeds from the offering will be used to repay outstanding borrowings on a floating rate line of credit, make new portfolio investments, and for general corporate purposes. After the private placement, the Funds total leverage is $190 million or 22.3% of managed assets, comprised of 79% in fixed-rate securities and 21% in floating rate financing.

The table below summarizes the key terms of the offering.

Security		Amount	Rate	Maturity
Senior secured notes
Series A		$40M	3.27%	2/07/20
Series B		$50M	3.87%	2/07/23
Series C		$60M	4.02%	2/07/25

For more information, please contact the Fund at 1-888-777-0102 or visit the Funds website at:
www.lmcef.com

ClearBridge Energy MLP Opportunity Fund Inc. is a non-diversified, closed-end management investment company which is advised by Legg Mason Partners Fund
Advisor, LLC (LMPFA) and subadvised by ClearBridge
Investments, LLC (ClearBridge) (formerly ClearBridge
Advisors, LLC).

The Fund seeks to achieve its objective by investing at least 80% of its managed assets in master limited partnerships (MLPs) in the energy sector, under normal market conditions. The Fund focuses its investments on MLPs with operations in crude oil, natural gas liquids and refined products infrastructure, though this may change over time, as the dynamic nature of the energy markets may create new and potentially attractive opportunities.
There is no assurance that the Funds investment objective will be obtained.

LMPFA and ClearBridge are wholly owned subsidiaries of Legg Mason, Inc. (Legg Mason).

About Legg Mason

Legg Mason is a global asset management firm with $649 billion in assets under management as of December 31, 2012. Legg Mason provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

About ClearBridge

ClearBridge Investments, LLC is Legg Masons largest equity manager with approximately $56 billion in assets under management, including $3.7 billion in energy MLPs, as of December 31, 2012. Led by the insight of proprietary, fundamental research and a team of portfolio managers with an average of 24 years of investment industry experience, their investment process provides clients with a diverse menu of equity-focused strategies in a number of investment vehicles and personalized, value-added client service.
All investments are subject to risk, including the risk of loss. The Fund's concentration of investments in energy related MLPs subject it to the risks of MLPs and the energy sector, including the risks of declines in energy and commodity prices, decreases in energy demand, adverse weather conditions, natural or other disasters, changes in government regulation, and changes in tax laws. Leverage may result in greater volatility of NAV and the market price of common shares and increases a shareholder's risk of loss. Derivative instruments can be illiquid, may disproportionately increase losses, and have a potentially large impact on Fund performance. The
Fund may invest in small capitalization or illiquid securities which can increase the risk and volatility of the Fund.
ClearBridge Energy MLP Opportunity Fund Inc. is not sold or distributed by Legg Mason or any Legg Mason affiliate. Shares of the fund are bought and sold through non-affiliated broker/dealers and trade on nationally recognized stock exchanges.